UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*


VAALCO Energy, Inc.
(Name of Issuer)


Common Stock, $0.10 par value per share
(Title of Class of Securities)


91851C201
(CUSIP Number)

Fred Coats
Kornitzer Capital Management, Inc.
5420 W. 61st Place
Mission, Kansas 66205
(913) 677-7778

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


April 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.  Names of Reporting Persons.
Kornitzer Capital Management, Inc. ("KCM")


2.  Check the Appropriate Box if a Member of a Group
(a)
(b)

3.  SEC Use Only

4.  Source of Funds
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .

6.  Citizenship or Place of Organization
Kansas

   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:

7. Sole Voting Power
3,472,900

8. Shared Voting Power
0

9. Sole Dispositive Power
206,800

10. Shared Dispositive Power
3,266,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,472,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares .

13. Percent of Class Represented by Amount in Row (11)
5.83%

14. Type of Reporting Person
IA


The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended and restated as follows:

The source of the funds used in making the purchases of the Shares was investment advisory clients' personal funds. The amount of funds was $7,910,277.34.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

       (a) The Reporting Person beneficially owns 3,472,900 shares which represents 5.83% of the total outstanding shares of the Issuer.





       (b) The Reporting Person has the sole power to vote 3,472,900 shares, the sole power to dispose 206,800 shares, and the shared power to dispose 3,266,100 shares. The power to dispose is shared with Great Plains Trust Company ("GPTC"), 7700 Shawnee Mission Parkway, Suite 101, Overland Park, Kansas 66202. The principal business of GPTC is providing trust, pension, and asset management services. During the last five years, no officer or director of GPTC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All the directors and officers of GPTC are citizens of the United States of America.

       (c) Following are the transactions in the Shares by the Reporting Person during the past 60 days (all transactions listed were open market trades):


2/25/2019   SELL   33,700 shares     $ 2.4470 per share open market trade
2/26/2019   SELL   20,000 shares     $ 2.4046 per share open market trade
2/27/2019   SELL   24,304 shares     $ 2.4201 per share open market trade
2/28/2019   SELL   10,000 shares     $ 2.3230 per share open market trade
3/1/2019    SELL    3,900 shares     $ 2.3463 per share open market trade
3/4/2019    SELL    2,800 shares     $ 2.3221 per share open market trade
3/5/2019    SELL   31,493 shares     $ 2.3262 per share open market trade
3/6/2019    SELL   20,000 shares     $ 2.3036 per share open market trade
3/7/2019    SELL   50,400 shares     $ 2.3872 per share open market trade
3/11/2019   SELL   10,000 shares     $ 2.2320 per share open market trade
3/12/2019   SELL   10,000 shares     $ 2.1962 per share open market trade
3/12/2019   SELL    1,000 shares     $ 2.2165 per share open market trade
3/13/2019   SELL   10,000 shares     $ 2.1900 per share open market trade
3/13/2019   SELL    1,000 shares     $ 2.2000 per share open market trade
3/14/2019   SELL   31,353 shares     $ 2.2467 per share open market trade
3/15/2019   SELL   40,000 shares     $ 2.3023 per share open market trade
3/18/2019   SELL   52,900 shares     $ 2.3837 per share open market trade
3/19/2019   SELL   55,059 shares     $ 2.4670 per share open market trade
3/20/2019   SELL    5,205 shares     $ 2.4100 per share open market trade
3/20/2019   SELL   23,805 shares     $ 2.4125 per share open market trade
3/21/2019   SELL    4,700 shares     $ 2.4398 per share open market trade
3/21/2019   SELL   14,900 shares     $ 2.4306 per share open market trade
3/22/2019   SELL    7,000 shares     $ 2.3149 per share open market trade
3/22/2019   SELL      300 shares     $ 2.4100 per share open market trade
3/25/2019   SELL   17,000 shares     $ 2.2846 per share open market trade
3/25/2019   SELL   10,000 shares     $ 2.2960 per share open market trade
3/26/2019   SELL   43,100 shares     $ 2.2414 per share open market trade
3/27/2019   SELL    9,700 shares     $ 2.2178 per share open market trade
3/28/2019   SELL    4,900 shares     $ 2.2288 per share open market trade
3/29/2019   SELL   15,000 shares     $ 2.2153 per share open market trade
4/1/2019    SELL   10,000 shares     $ 2.2944 per share open market trade
4/2/2019    SELL   25,000 shares     $ 2.3097 per share open market trade
4/2/2019    SELL      700 shares     $ 2.3000 per share open market trade
4/3/2019    SELL   14,773 shares     $ 2.3161 per share open market trade
4/4/2019    SELL   17,214 shares     $ 2.3221 per share open market trade
4/5/2019    SELL   60,000 shares     $ 2.3711 per share open market trade
4/8/2019    SELL   46,136 shares     $ 2.4445 per share open market trade
4/9/2019    SELL      400 shares     $ 2.4103 per share open market trade
4/9/2019    SELL    1,900 shares     $ 2.4104 per share open market trade
4/9/2019    SELL   40,000 shares     $ 2.4253 per share open market trade
4/10/2019   SELL   50,000 shares     $ 2.4687 per share open market trade
4/10/2019   SELL    2.000 shares     $ 2.4700 per share open market trade
4/11/2019   SELL   30,000 shares     $ 2.4696 per share open market trade
4/11/2019   SELL      400 shares     $ 2.5099 per share open market trade
4/12/2019   SELL   40,000 shares     $ 2.4877 per share open market trade
4/12/2019   SELL    3,000 shares     $ 2.5007 per share open market trade
4/15/2019   SELL   35,197 shares     $ 2.5093 per share open market trade
4/16/2019   SELL   28,965 shares     $ 2.4533 per share open market trade
4/17/2019   SELL   27,577 shares     $ 2.4723 per share open market trade
4/18/2019   SELL   20,000 shares     $ 2.4577 per share open market trade
4/22/2019   SELL  110,000 shares     $ 2.5872 per share open market trade
4/22/2019   SELL      500 shares     $ 2.6299 per share open market trade
4/23/2019   SELL   44,554 shares     $ 2.6292 per share open market trade
4/24/2019   SELL   47,000 shares     $ 2.5376 per share open market trade


       (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares.

       (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      						Date:	April 29, 2019

						KORNITZER CAPITAL MANAGEMENT, INC.


						/s/ John C. Kornitzer
						By: John C. Kornitzer, President